SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                               FORM 11-K

(Mark One)

  [ X ]          ANNUAL REPORT PURSUANT TO SECTION 15(d)
          OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

            For the fiscal year ended February 28, 1994

                                   OR

  [   ]       TRANSITION REPORT PURSUANT TO SECTION 15(d)
       OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                For the transition period from       to

                       Commission File Number
                                1-6699



               Stock Purchase Plan of Robin Hood Multifoods Inc.
                             60 Columbia Way
                         Markham, Ontario L3R 0C9
                     (Full title and address of plan)



                  International Multifoods Corporation
                          33 South Sixth Street
                       Minneapolis, Minnesota 55402
  (Name of issuer and address of principal executive offices of issuer)





                        INDEPENDENT AUDITORS' REPORT



The Savings Committee Stock Purchase
  Plan of Robin Hood Multifoods Inc.:


We have audited the accompanying statements of financial condition of the Stock Purchase Plan of Robin Hood Multifoods Inc., as of February 28, 1994 and February 28, 1993, and the related statements of income and changes in plan equity for each of the years in the three-year period ended February 28, 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan as of February 28, 1994 and February 28, 1993, and the income and changes in plan equity for each of the years in the three-year period ended February 28, 1994 in conformity with generally accepted accounting principles.



                                              /s/KPMG Peat Marwick

Minneapolis, Minnesota
April 20, 1994





                          STOCK PURCHASE PLAN OF
                        ROBIN HOOD MULTIFOODS INC.

                    Statements of Financial Condition

                  February 28, 1994 and February 28, 1993
                      (Expressed in Canadian dollars)


                                    Assets

                                                1994               1993

Cash                                         $     -             94,956

Contributions Receivable:
     Employee                                 55,190                  -
     Employer                                 28,853                  -

                                              84,043             94,956

Investment in shares of common stock of
     International Multifoods Corporation,
     at fair value  - 1994 - 7,064 shares;
     cost $184,012;  1993 - 7,059 shares;
     cost $227,226                           165,940            227,157

                                            $249,983            322,113



                               Plan Equity


Plan equity                                 $249,983            322,113


See accompanying notes to financial statements.



                        STOCK PURCHASE PLAN OF
                      ROBIN HOOD MULTIFOODS INC.

           Statements of Income and Changes in Plan Equity

                  Three years ended February 28, 1994
                    (Expressed in Canadian dollars)


                                      1994          1993          1992
Investment income:
     Cash dividends             $   22,125        20,433        19,168
     Interest income                   262           999         1,416
                                    22,387        21,432        20,584

Increase in unrealized
  depreciation of investment       (21,672)       (5,819)      (17,321)
Realized gain (loss) on
  withdrawals of common stock     (239,213)        7,006       (24,131)

      Net investment gain (loss)  (238,498)       22,619       (20,868)

Contributions and deposits:
  Deposits by Members              687,694       706,173       728,932
  Contributions by
    participating Employer,
    net of forfeitures on
    terminations                   341,169       351,838       357,961

      Total contributions
        and deposits             1,028,863     1,058,011     1,086,893

          Total increase
            in plan equity         790,365     1,080,630     1,066,025

Withdrawals:
  Cash                               7,164        10,850        10,438
  Distributions in stock           855,331     1,039,124     1,042,813

      Total withdrawals            862,495     1,049,974     1,053,251

      Net increase (decrease)
        in plan equity             (72,130)       30,656        12,774

Balance of plan equity at
  beginning of year                322,113       291,457       278,683
Balance of plan equity at
  end of year                  $   249,983       322,113       291,457



See accompanying notes to financial statements.




                          STOCK PURCHASE PLAN OF
                        ROBIN HOOD MULTIFOODS INC.

                      Notes to Financial Statements


1.  Summary of Significant Accounting Policies:

    The accompanying financial statements are prepared in accordance with generally accepted accounting principles in the United States. Transactions in securities are recorded on the transaction date. The investment in common stock of International Multifoods Corporation is stated at fair market value based on published market value.

    Robin Hood Multifoods Inc. and its participating subsidiary corporations (the "Employer") pay all administrative costs of the Stock Purchase Plan of Robin Hood Multifoods Inc., (the "Plan").

    On or about February 15 of each year, the unit value of the vested units or portions thereof of the Trust Fund credited to each participating employee's ("Member's") account on the date of distribution are distributed in full shares of Common Stock of International Multifoods Corporation ("Multifoods") to the extent possible and the balance, if any, is paid in cash.

    Realized gains or losses reflect the difference between fair values of stock withdrawals by Members and historical cost of the shares on a first-in, first-out basis.

2.  Summary Description of Plan:

    The Plan is a voluntary investment plan intended to provide an opportunity for salaried employees of the Employer to become stockholders of Multifoods and to encourage them to invest on a regular basis. A Member may contribute monthly from 2% to 5% of regular salary to the Plan. The Employer contributes an amount equal to 50% of the Member's contribution.

    Contributions of a Member, and of the Employer on behalf of the Member, are calculated and maintained in terms of units rather than shares of stock. The number of employees participating in the Plan together with the units and the unit values of the participations under the Plan at February 28, 1994 and February 28, 1993 were as follows:

                                       1994          1993

    Number of employees                 260           288
    Number of units              10,337.835     8,889.669
    Net asset value per unit:
      At cost                       $25.930        36.242
      At market                      24.181        36.235


    Employees' contributions are fully vested. Employer contributions become fully vested after the employee has been a Member of the Plan for three years, or upon retirement, preretirement death or disability, and certain other occurrences. The amounts forfeited by employees who withdraw prior to becoming fully vested are used to reduce subsequent Employer contributions.

    Robin Hood Multifoods Inc. may at any time, by action of its Board of Directors, terminate the Plan or discontinue contributions with respect to any one or more participating Employers. Upon termination or discontinuance of contributions, Employer contribution amounts in Member accounts will be distributable to the Member or his or her beneficiary.

    The corporations represented by the Employer are all Canadian corporations and all Members are Canadian residents. The Plan is not subject to the provisions of the United States Employee Retirement Income Security Act of 1974.




3.  Realized Gains or Losses:

    Realized gains or losses resulting from withdrawals and distributions to Members of Multifoods common stock are as follows:

                                               Multifoods
                                              Common Stock
    1994:
      Aggregate market value/proceeds          $  855,331
      Aggregate FIFO cost                       1,094,544

        Realized loss                          $ (239,213)

    1993:
      Aggregate market value/proceeds          $1,039,124
      Aggregate FIFO cost                       1,032,118

        Realized gain                          $    7,006

    1992:
      Aggregate market value/proceeds          $1,042,813
      Aggregate FIFO cost                       1,066,944

        Realized loss                          $  (24,131)


4.  Income Taxes:

    The Plan is not subject to U.S. or Canadian income taxes. Members are subject to Canadian income tax each year on the amount of Employer contributions to the Plan and income (including a portion of capital gains less capital losses arising and realized after December 31, 1971) from the Trust Fund allocated for the year by the trustee to their accounts, even though Employer contributions are on a contingent basis. Distributions from the Plan will be received by Members free of any further Canadian tax. If amounts are forfeited under the Plan, the Members affected will be entitled to a refund of 15 percent of the amounts contingently allocated to their accounts and previously included in their income for tax purposes.


5.  Contributions and Deposits:

    Contributions and deposits for the three years ended February 28, 1994 were as follows:

          Members                        1994          1993         1992

    Robin Hood Multifoods Inc.       $588,091       604,893      592,904
    Multifoods Inc.                    92,702       101,280      136,028
    Gourmet Baker Inc.                  6,901             -            -

                                     $687,694       706,173      728,932

         Employer

    Robin Hood Multifoods Inc.       $292,358       301,197      290,563
    Multifoods Inc.                    45,360        50,641       67,398
    Gourmet Baker Inc.                  3,451             -            -

                                     $341,169       351,838      357,961




Signature

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                          STOCK PURCHASE PLAN OF
                                          ROBIN HOOD MULTIFOODS INC.




May 27, 1994                             By  /s/ Bernard P. Sarrazin
                                         Bernard P. Sarrazin
                                         Member of the Savings Committee







                      INDEPENDENT AUDITORS' CONSENT



The Savings Committee of the Stock Purchase Plan of Robin Hood Multifoods Inc.:


     We consent to incorporation by reference in Registration Statement No. 2-99818 on Form S-8 of International Multifoods Corporation of our report dated April 20, 1994, relating to the statements of financial condition of the Stock Purchase Plan of Robin Hood Multifoods Inc. as of February 28, 1994 and February 28, 1993, and the related statements of income and changes in plan equity for each of the years in the three-year period ended February 28, 1994, which report appears in the February 28, 1994 Annual Report on Form 11-K of International Multifoods Corporation.





                                            /s/  KPMG Peat Marwick
                                            KPMG Peat Marwick

Minneapolis, Minnesota
May 25, 1994